SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Maplebear Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

565394103
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 565394103	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON D1 Capital Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 26,678,056
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 22,537,131
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,678,056
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4%
12	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 565394103	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Daniel Sundheim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,283
	6	SHARED VOTING POWER 26,678,056
	7	SOLE DISPOSITIVE POWER 14,283
	8	SHARED DISPOSITIVE POWER 22,537,131
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,692,339
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.4%
12	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 565394103	13G/A	Page 4 of 7 Pages

Item 1(a).	Name of Issuer.

Maplebear Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices.

50 Beale Street, Suite 600 San Francisco, CA 94105

Item 2(a).	Name of Person Filing.

This statement is filed by D1 Capital Partners L.P. (the "Investment Manager") and Daniel Sundheim (the "Mr. Sundheim"). The foregoing persons are hereinafter sometimes referred to as the "Reporting Persons."

The Investment Manager is a registered investment adviser and serves as the investment manager of private investment vehicles and accounts, including D1 Master Holdco I LLC ("D1 Master Holdco"), and as an investment consultant to certain private investment vehicles and accounts, including GCM Grosvenor IC SPV, LLC ("GCM IC") and GCM Grosvenor IC SPV 2, LLC ("GCM IC 2" and together D1 Master Holdco and GCM IC, the "Investment Vehicles", together with related entities holding certain of the securities reported herein, the "Holders"). Mr. Sundheim may be deemed to beneficially own the reported securities by virtue of the fact that Mr. Sundheim indirectly controls the Investment Manager.

The Reporting Persons may be deemed to be members of a group for purposes of Section 13(d) of the Act with Grosvenor Capital Management, L.P. and certain of its affiliates which are filing separately on Schedule 13G. This filing shall not be deemed to be an affirmation that such a group exists for purposes of the Act or for any other purpose.

The filing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of the securities reported herein.

Item 2(b).	Address of Principal Business Office.

D1 Capital Partners L.P. 9 West 57th Street, 36th Floor New York, New York 10019

Daniel Sundheim c/o D1 Capital Partners L.P. 9 West 57th Street, 36th Floor New York, New York 10019

Item 2(c).	Place of Organization.

Investment Manager – Delaware Mr. Sundheim – United States of America

CUSIP No. 565394103	13G/A	Page 5 of 7 Pages

Item 2(d).	Title of Class of Securities.

Common stock, $0.0001 par value (the "Common Stock")

Item 2(e).	CUSIP Number.

565394103

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________________________________________

CUSIP No. 565394103	13G/A	Page 6 of 7 Pages

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages set forth herein are calculated based upon 257,104,661 shares of Common Stock, which is the difference obtained by subtracting (i) the 3,700,000 shares repurchased by the Company on August 14, 2024, as disclosed in the Company’ Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 14, 2024, from (ii) the 260,804,661 shares of Common Stock outstanding as of July 31, 2024 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed with the Securities and Exchange Commission on August 9, 2024.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The Holders have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock reported herein. D1 Master Holdco, an Investment Vehicle, has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 565394103	13G/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024
D1 Capital Partners L.P.

By: /s/ Amanda Hector
Name: Amanda Hector
Title: General Counsel and Chief Compliance Officer

/s/ Daniel Sundheim
DANIEL SUNDHEIM